UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 8)

RPX Corporation

(Name of Subject Company)

RPX Corporation

(Name of Persons Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

74972G103

(CUSIP Number of Class of Securities)

Emily T. Gavin

General Counsel

RPX Corporation

One Market Plaza, Suite 1100

San Francisco, California 94105

(866) 779-7641

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to

Leif B. King

Skadden, Arps, Slate, Meagher & Flom LLP

525 University Ave, Suite 1400

Palo Alto, California 94301-1908

(650) 470-4500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 8 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by RPX Corporation, a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on May 21, 2018 (together with any subsequent amendments and supplements thereto, including this Amendment, the “Schedule 14D-9”). The Schedule 14D-9 relates to the cash tender offer by Riptide Purchaser, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Riptide Parent, LLC, a Delaware corporation (“Parent”) (both Parent and Purchaser are beneficially owned by funds affiliated with HGGC, LLC), to acquire all of the outstanding shares of the Company’s common stock, par value $0.0001 per share, at a purchase price of $10.50 per share, net to the seller thereof in cash, subject to reduction for any applicable withholding taxes in respect thereof, without interest (such offer, as it may be amended from time to time, the “Offer”). The Offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 21, 2018 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”). Copies of the Offer to Purchase and the Letter of Transmittal were filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively, and are incorporated herein by reference.

The information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

ITEM 8. ADDITIONAL INFORMATION.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following section after the last paragraph:

Expiration of Offering Period

The Offer and withdrawal rights expired at one minute after 11:59 p.m. (New York City time) on June 18, 2018. The Offer was not extended. Computershare Trust Company, N.A., in its capacity as the depositary for the Offer (the “Depositary”), has indicated that, as of the expiration of the Offer, a total of 34,330,652 Company Shares were validly tendered into and not validly withdrawn from the Offer (excluding Company Shares with respect to which Notices of Guaranteed Delivery were delivered but for which Company Shares were not yet delivered), representing approximately 68 percent of the Company Shares issued and outstanding as of the expiration of the Offer that were validly tendered and not validly withdrawn pursuant to the Offer. The number of Company Shares validly tendered and not validly withdrawn pursuant to the Offer (excluding Company Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received” (within the meaning of Section 251(h)(6) of the DGCL) by the Depositary in the Offer), when added to the 1,594,500 Company Shares already owned by Parent, Purchaser or their respective affiliates, satisfies the Minimum Tender Condition. As the Minimum Tender Condition and each of the other conditions of the Offer has been satisfied (or validly waived), Purchaser has accepted for payment all Company Shares that were validly tendered and not validly withdrawn pursuant to the Offer.

As a result of its acceptance of the shares of Common Stock tendered in the Offer, Purchaser acquired sufficient shares of Common Stock so that, pursuant to Section 251(h) of the DGCL, the Merger can close without the affirmative vote of the stockholders of the Company. As soon as practicable following the successful completion of the Offer, and in accordance with the DGCL, Purchaser will merge with and into the Company and the Company will continue as the surviving corporation in the Merger and a wholly owned subsidiary of Parent. At the Effective Time, each Company Share not purchased pursuant to the Offer (other than Company Shares held by Parent, Purchaser or the Company (as treasury stock), any wholly owned subsidiary of Parent or the Company, or by any stockholder of the Company who is entitled to and properly demands and perfects appraisal of such Company Shares pursuant to, and complies in all respects with, the applicable provisions of Delaware law) will be cancelled and converted into the right to receive an amount equal to the Per Share Merger Consideration, (without interest and subject to any taxes required to be withheld under applicable law). As a result of the Merger, the Company will cease to be a publicly traded company and the Company Shares will no longer be listed on the NASDAQ.

On June 19, 2018, the Company and HGGC issued a joint press release announcing the expiration and results of the Offer and the expected consummation of the Merger. A copy of this joint press release is filed as Exhibit (a)(5)(J).

ITEM 9. EXHIBITS.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(J)	Joint Press Release issued by RPX Corporation and HGGC, LLC on June 19, 2018.

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

RPX CORPORATION

By:	/s/ Martin Roberts
Martin Roberts
Chief Executive Officer

Dated: June 19, 2018